Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

March 10, 2023

VIA EDGAR TRANSMISSION

Mr. Timothy Worthington
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
Pacer Pacific Asset Floating Rate High Income ETF (the “Fund”)
File No. 811-23024
Dear Mr. Worthington:
Set forth below are the Trust’s responses to your comments on the Trust’s Preliminary Proxy Materials (the “Proxy Statement”) for the Fund filed on February 24, 2023. The Proxy Statement is in connection with a special meeting of shareholders of the Fund to be held on April 12, 2023 for the purpose of soliciting shareholder approval of a new investment sub-advisory agreement between Pacer Advisors, Inc. (the “Adviser”), Aristotle Pacific Capital LLC (the “Sub-Adviser”) the Trust, on behalf of the Fund.
1.Staff Comment: Please explain how the Fund will comply with Section 15(f) of the 1940 Act.
Response: The Trust notes that the Transaction will comply with the safe harbor provision of the 1940 Act. The following disclosure has been added:
Section 15(f) of the 1940 Act provides a safe harbor to an investment adviser of a registered investment company that, when a transaction occurs that results in the assignment of an investment advisory contract with a registered investment company, such as the proposed change in control of the Sub-adviser, the investment adviser or any of its affiliated persons are permitted to receive any amount or benefit in connection with the transaction as long as two conditions are satisfied.
The first condition specifies that no “unfair burden” may be imposed on an investment company managed by the investment adviser as a result of the transaction, or any express or implied terms, conditions or understandings. As defined in Section 15(f)(2)(B) of the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which the transaction occurs whereby the investment adviser (or its predecessor or successor investment adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company. The Trust is not aware of any arrangement relating to the Transaction that might result in the imposition of an “unfair burden” on the Fund as a result of the Transaction. In addition, the Adviser has represented that, for a minimum of two years from the date of the Transaction, the Adviser will use commercially reasonable efforts, subject to compliance with its fiduciary duties, to ensure that no “unfair burden” will be imposed on the Fund as a result of the Transaction.
The second condition specifies that, during the three-year period immediately following the transaction, at least 75% of an investment company’s board of trustees must be composed of Independent Trustees (i.e., not “interested persons” of the investment adviser to the registered investment company as that term is defined under the 1940 Act). The Board currently meets this 75% requirement and is expected to meet this requirement for the required three-year period.

2.Staff Comment: Please disclose with as much precision as possible monetary benefits to be received by any fund directors that are owners of the acquired investment adviser.
Response: The Trust notes that no Trustee has an ownership interest in Pacific Asset Management LLC.
3.Staff Comment: Please remove the brackets regarding the disclosure of the Board’s approval of the new investment sub-advisory agreement.
Response: The requested change has been made.
4.Staff Comment: In the Questions & Answers section, please confirm supplementally that the bracketed language will remain in the Proxy Statement.
Response: The Trust so confirms.
5.Staff Comment: In the Questions & Answers section, please complete the answer to “Has the Board approved the Proposal and how does the Board recommend that I vote?”
Response: The following disclosure has been added: “Yes. The Board, including a majority of the trustees who are not “interested persons,” as that term is defined under the 1940 Act, has unanimously approved the Proposal set forth herein and recommends that shareholders of the Fund also vote in favor of the Proposal.”
6.Staff Comment: Under Compensation Paid to PacificAM, please confirm if the management fee is based on the Fund’s average daily net assets.
Response: The Trust has revised the disclosure as follows: “Net profits of the Fund are defined as the amount of the management fee of the Fund less the sum of: (i) a fee of 0.10% of the Fund's total assets; and (ii) the Fund's fees and expenses related to operating the Fund.”
7.Staff Comment: Please disclose how the management fee structure under the New Investment Sub-Advisory Agreement and the management fee structure under the Existing Investment Sub-Advisory Agreement are different.
Response: The management fee structure under the New Investment Sub-Advisory Agreement and the management fee structure under the Existing Investment Sub-Advisory Agreement are identical, and therefore, the word “materially” has been deleted.
8.Staff Comment: With respect to the “Compensation Paid to PacificAM” subsection, please confirm the accuracy of the dollar value amount of $4,317. Further, please explain supplementally why the amount is low.
Response: The amount of $4,317 in sub-advisory fees is correct, but reflects amount paid only for the fourth quarter of 2021. The Sub-Adviser received $19,865 in sub-advisory fees for the first quarter of 2022, paid in May 2022. The amount is low due to the structure of the fee arrangement in the sub-advisory agreement; the fact that the Fund reorganized into the Trust in October 2021; and because the Fund’s net assets in the relevant time period were approximately $40 million. Under the Sub-Advisory Agreements, the Adviser pays the Sub-Adviser the following percentages of net profits as a sub-advisory fee: 40% on assets up to $500 million; 50% on assets of more than $500 million. Net profits of the Fund are defined as the amount of the management fee of the Fund less the sum of: (i) a fee of 0.10% of the Fund's total assets; and (ii) the Fund's fees and expenses related to operating the Fund.

9.Staff Comment: Please provide the Board’s considerations in recommending approval of the New Investment Sub-Advisory Agreement via correspondence prior to filing the definitive proxy statement.
Response: The Trust has added the following disclosure:
Board Recommendation of Approval
The Board believes that the terms and conditions of the New Investment Sub-Advisory Agreement are fair to, and in the best interests of, the Fund and its shareholders. The Board believes that, upon shareholder approval of the Proposal, the Sub-Adviser will provide at least the same level of services that it currently provides under the Existing Investment Sub-Advisory Agreement. The Board was presented with information demonstrating that the New Investment Sub-Advisory Agreement would enable the Fund’s shareholders to continue to obtain quality services at a cost that is fair and reasonable.
In the course of their review, the Trustees considered their fiduciary responsibilities with regard to all factors deemed to be relevant to the Fund. The Board also considered other matters, including, but not limited to the following: (1) the quality of services provided to the Fund in the past by the Sub-Adviser compared to the quality of services expected to be provided to the Fund with the Sub-Adviser as the investment sub-adviser going forward; (2) the Fund’s performance; (3) the fact that there are no material differences between the terms of the New Investment Sub-Advisory Agreement and the terms of the Existing Investment Sub-Advisory Agreement; (4) the fact that the Sub-Adviser’s portfolio managers will continue to manage the Fund; (5) the fact that the fee structure under the New Investment Sub-Advisory Agreement will be identical to the fee structure under the Existing Investment Sub-Advisory Agreement; and (6) other factors deemed relevant.
The Board also evaluated the New Investment Sub-Advisory Agreement in light of information it had requested and received from the Sub-Adviser prior to the March 6, 2023 Board meeting and the information they had received in connection with their most recent consideration of the Existing Investment Sub-Advisory Agreement. Below is a summary of the material factors considered by the Board in its deliberations as to whether to approve the New Investment Sub-Advisory Agreement and the Board’s conclusions. In their deliberations, the Trustees did not rank the importance of any particular piece of information or factor considered, but considered these matters in their totality.
Nature, Extent and Quality of Services to be Provided by the Sub-Adviser. The Board reviewed the scope of services provided by the Sub-Adviser under the New Investment Sub-Advisory Agreement. In this regard, the Trustees reviewed Fund’s investment goal and investment strategy, and the Sub-Adviser’s ability to implement such investment goal and/or investment strategy, including, but not limited to, trading practices. With respect to sub-advisory services to be provided by the Sub-Adviser, the Board noted that Sub-Adviser has assets allocated to it by the Adviser and considered the Sub-Adviser’s ability to ensure compliance with the Fund’s strategies, policies, and limitations. The Trustees also considered the successful performance of the Sub-Adviser in managing the predecessor fund to the Fund and compared such performance to comparable funds managed by other investment advisers (the “Peer Group”). In addition, the Trustees reviewed the management team at the Sub-Adviser that is responsible for managing the Fund, including staffing, skills and compensation program, and considered various other portfolios advised by the Sub-Adviser and any potential conflicts. The Trustees also considered the reputation of the Sub-Adviser in the industry and the potential impact that might have on investment interest in the Fund. The Board also considered a report from the Trust’s Chief Compliance Officer regarding the Sub-Adviser’s compliance program as such relates to the operation of the Fund.
Based on its review, the Board determined that the Sub-Adviser is capable of providing all necessary Sub-Advisory services required by the Fund, as indicated by the Sub-Adviser’s management capabilities, the professional qualifications and experience of its portfolio management personnel and the performance of the predecessor fund to the Fund relative to the Peer Group and other products managed by the Sub-Adviser with similar investment objectives and strategies as the Fund. The Board also considered other services provided to the Fund by the Sub-Adviser, where relevant, such as selecting broker-dealers for executing portfolio transactions, monitoring adherence to the Fund’s investment restrictions, and monitoring compliance with various policies and procedures and with applicable securities regulations.

Based on the factors above, as well as those discussed below, the Board concluded, within the context of its full deliberations, that it was satisfied with the nature, extent and quality of the services provided and to be provided to the Fund by the Sub-Adviser.
Costs and Benefits of Sub-Adviser’s Services to be Provided to the Fund. The Board noted that the Sub-Advisory fees paid to Sub-Adviser are paid by the Adviser and would not be additional fees to be borne by Fund. The Board also noted that the Sub-Advisory fees were the product of arms-length negotiations between the Adviser and Sub-Adviser. In considering the Sub-Advisory fees payable by the Adviser to Sub-Adviser, the Board evaluated the compensation and benefits received or likely to be received by the Sub-Adviser from the Adviser relating to the services provided to the Fund. Based on the factors above, as well as those discussed below, the Board concluded, within the context of its full deliberations, that the Sub-Advisory fees payable to Sub-Adviser under the New Investment Sub-Advisory Agreement with the Adviser were reasonable in light of the nature and quality of the services rendered and, where relevant, expected to be rendered by the Sub-Adviser.
Economies of Scale. The Board also reviewed and considered the extent to which economies of scale would be realized by the Sub-Adviser as the assets of the Fund may grow in the future
Overall Findings and Conclusions of the Board. Based on its deliberations and its evaluation of the information described above as it relates to the Fund, at the Meeting, the Board, including the Independent Trustees: (a) concluded that the terms of the New Investment Sub-Advisory Agreement with respect to the Fund are fair and reasonable; (b) concluded that the Sub-Adviser’s fees are reasonable in light of the nature and quality of the services expected to be rendered to the Fund by the Sub-Adviser; and (c) agreed to approve the New Investment Sub-Advisory Agreement. In its deliberations at the Meetings, the Board did not identify any particular factor (or conclusion with respect thereto) or single piece of information that was all-important, controlling or determinative of its decision, but considered all of the factors together, and each Trustee may have attributed different weights to the various factors (and conclusions with respect thereto) and information.
10.Staff Comment: In the Vote Required section, please disclose the consequence of not obtaining shareholder approval and describe what that would mean for the Fund.
Response: The Trust has added the following disclosure: “If the Proposal is not approved by the Fund’s shareholders, the Board will consider alternatives for the Fund and take such action it deems necessary and in the best interest of such Fund and its shareholders, which may include (i) further solicitation of the Fund’s shareholders to approve either the New Investment Sub-Advisory Agreement or a different, newly proposed investment sub-advisory agreement or (ii) the liquidation of the Fund.”
11.Staff Comment: Please complete the share ownership table.
Response: The Trust notes that the share ownership table will be completed after the Record Date and will appear in the definitive proxy statement.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust
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